





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029179

March 20, 2006

Joseph F. Nida
Sheppard Mullin Richter & Hampton LLP
800 Anacapa Street
Santa Barbara, CA 93101-2212

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2006

Re: Deckers Outdoor Corporation
Incoming letter dated January 17, 2006

Dear Mr. Nida:

This is in response to your letters dated January 17, 2006 and January 19, 2006 concerning the shareholder proposal submitted to Deckers by Tim Mann and Chris Mann. We also have received letters from the proponents dated January 26, 2006 and February 2, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Chris Mann
Tim Mann
PO Box N102
Grosvenor Place
Sydney NSW 1220
Australia

910521



333 South Hope Street | 48th Floor | Los Angeles, CA 90071-1448
213-620-1780 *office* | 213-620-1398 *fax* | *www.sheppardmullin.com*

Writer's Direct Line: 213-617-5546
slu@sheppardmullin.com

January 19, 2006

Our File Number: 02C4-083565

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Chief Counsel

Re: Deckers Outdoor Corporation
Omission of Shareholder Proposal

Ladies and Gentlemen:

We had previously submitted a letter dated January 17, 2006 (the "Letter"), on behalf of Deckers Outdoor Corporation, a Delaware corporation ("Deckers") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosing a letter dated December 6, 2005 from Mr. Tim Mann and Mr. Chris Mann of Kahala Keys Pty. Ltd submitting a shareholder proposal together with a supporting statement (the "Proposal"), a copy of which was attached to such letter as Exhibit A. Pursuant to the Letter, we had requested confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend an enforcement action if, in reliance on Rule 14a-8(i)(7) of the Exchange Act, Deckers omits the Proposal and supporting statement from its 2006 proxy materials.

We have realized that the second page of the Proposal, attached as Exhibit A, may have been inadvertently omitted from our previous submission dated January 17, 2006. Therefore, we are resubmitting 6 copies of the Letter, with 6 full copies of the Proposal attached as Exhibit A to ensure that our submission is complete. We apologize for any inconvenience caused.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Su Lian Lu

for SHEPPARD MULLIN RICHTER & HAMPTON LLP

W02-LA:1SLL2\70913905.1
Enclosures



800 Anacapa Street | Santa Barbara, CA 93101-2212
805-568-1151 *office* | 805-568-1955 *fax* | ***www.sheppardmullin.com***

Writer's Direct Line: 805-879-1811
jnida@sheppardmullin.com

January 17, 2006

Our File Number: 02C4-083565

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Chief Counsel

Re: Deckers Outdoor Corporation
Omission of Shareholder Proposal

Ladies and Gentlemen:

We are submitting this letter and the enclosed materials on behalf of Deckers Outdoor Corporation, a Delaware corporation ("Deckers" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Deckers received a letter dated December 6, 2005 from Mr. Tim Mann and Mr. Chris Mann of Kahala Keys Pty. Ltd (the "Proponent") submitting a shareholder proposal together with a supporting statement (the "Proposal"), a copy of which is attached hereto as Exhibit A, for inclusion in Deckers proxy materials for its 2006 Annual Meeting. We hereby request confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") will not recommend an enforcement action if, in reliance on Rule 14a-8(i)(7) of the Exchange Act, Deckers omits the Proposal and supporting statement ("Supporting Statement") from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Company proposes to omit the Proposal from its 2006 proxy materials. Further, Deckers files herewith six copies of the Proposal, and encloses six copies of this letter pursuant to Rule 14a-8(j). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of the Company's intention to omit the Proposal from its 2006 proxy materials.

Although the Company has not yet finalized its schedule for the mailing of the definitive proxy statements and other materials to its stockholders and the filing of such materials with the Staff, the Company will not mail and file such definitive materials before April 18, 2006.

The Proposal states:

"RESOLVED: That the stockholders of Deckers Outdoor Corporation, assembled at the 2006 annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Deckers Outdoor Corporation."

As set forth in more detail below, the Company proposes to exclude the Proposal from its 2006 proxy materials, because it believes that the Proposal can be excluded under Rule 14a-8(i)(7).

Exclusion under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a proposal and statement in support thereof may be excluded from a registrant's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Under this Rule, proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other consideration. See *Release No. 34-12999 (November 22, 1976)*. The Staff states that "the basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." See *Release 34-19135 (October 14, 1982) Note 45*. Accordingly, the Rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." See *Release No. 34-12999 (November 22, 1976)*.

The Staff has previously delineated the Rule's purpose and application by specifying that:

"[T]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight ... The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release No. 34-40018 (May 21, 1998).*

The Proposal directs the Company to engage an investment banking firm to "evaluate alternatives that could enhance shareholder value." However, enhancing the value of a corporation is one of the primary goals of the board of directors of a for-profit corporation. Similarly, monitoring and assessing the value of a company is an ongoing responsibility of a company's board of directors. Consistent therewith, the Board of Directors of the Company (the "Board") routinely considers and implements business strategies and oversees the management of the Company, including but not limited to considering the engagement of, and engaging, third-party advisers to aid the Company to increase shareholder value. In fact, the Board had engaged an investment banking firm in 2003 for this purpose, and one result of that engagement was a secondary offering, which the Company completed in May 2004. Engagement of an investment banking firm also creates employee distraction and morale issues, and takes away valuable management time from the operation of the business and the possible distraction of customers and suppliers, as well as incurring unnecessary investment banking, legal and accounting fees. Therefore, the decision to engage an investment banking firm should be the responsibility of the Board, after consideration of all the factors.

Further, the Company's stock has performed well over the last twelve (12) quarters, as follows.

	2003		2004		2005	
	High	Low	High	Low	High	Low
Quarter 1	$ 4.99	$ 3.45	$27.68	$17.70	$45.43	$34.95
Quarter 2	$ 6.69	$ 4.20	$30.28	$22.94	$35.00	$21.07
Quarter 3	$10.13	$ 6.40	$34.76	$26.93	$28.42	$21.75
Quarter 4	$20.81	$11.22	$48.02	$32.05	$30.35	$17.15

Delaware General Corporation Law and Charter and Bylaw Provisions

Furthermore, such a broad mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. Pursuant to Section 141(a) of the Delaware General Corporation Law (the "DGCL"), "the business and affairs of every [Delaware] corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided (under other provisions of the DGCL) or in its certificate of incorporation." Thus, in the absence of a provision reserving power to the stockholders in the certificate of incorporation or a provision of the DGCL directing or requiring that stockholders take action, the directors, rather than the stockholders, manage the business and affairs of a Delaware corporation.

The Restated Certificate of Incorporation and Restated Bylaws of Deckers contain no reservation by the stockholders of the power or duty to manage the business and affairs of Deckers. Rather, Article III of the Restated Bylaws of Deckers, states that "Subject to any requirements in the Certificate of Incorporation, these Bylaws, and of the Delaware General Corporation Law as to action which must be authorized or approved by the stockholders, any and all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be under the direction of the Board to the fullest extent permitted by law." It is well settled in Delaware that once the board of directors of a Delaware corporation becomes charged with managing the business and affairs of a corporation, it may not delegate the power and duty to manage the business and affairs of the corporation to third parties, including stockholders. In this regard, see *Lehrman v. Cohen, 222 A.2d 800 (Del. 1966)* wherein the Delaware Supreme Court stated, "it is settled, of course, as a general principle, that directors may not delegate their duty to manage the corporate enterprise.... The delegation of duty, if any, is made not by the directors, but by stockholder action under Section 141(a), via the certificate of incorporation." Id. at 808.

Pursuant to Sections 251 and 271 of the DGCL, shareholder approval for the sale of assets of a corporation is required only with respect to extraordinary transactions such as (i) a merger or consolidation involving the corporation, or (i) the sale or other disposition of "all, or substantially all," of the assets of the corporation. While the Proposal refers to a merger or sale of the Company as potential alternatives, it does not limit the scope of the Proposal to a merger or sale of the whole Company or another extraordinary corporate transaction involving all, or substantially all, of the Company's assets. The text of the Proposal on its face would cover ordinary business matters as well as extraordinary corporate transactions. The Board and management of the Company could enhance shareholder value through any number of actions short of an extraordinary corporate transaction.

Past No-action Relief

The Staff has taken the position that proposals relating to the determination and implementation of a company's business strategies are matters relating to the conduct of the company's ordinary business. Accordingly, the Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of evaluating alternatives, even where some of the proposed strategic alternatives are of an extraordinary nature.

The Company respectfully refers the Staff to the recent no-action relief granted to *First Charter Corp. (January 18, 2005) and Medallion Financial Corp.*, (May 11, 2004) pursuant to Rule 14a-8(i)(7). In granting the no-action relief by not recommending enforcement, the Staff noted that the proposal "appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions." See also:

- *BKF Capital Group, Inc. (February 27, 2004)* (excluding a proposal to engage an investment banking firm to evaluate all alternatives to maximize shareholder value);

- *Telular Corporation (December 5, 2003)* (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value appeared to relate in part to non-extraordinary transactions);

- *Archon Corporation (March 10, 2003)* (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value);

- *Lancer Corporation (March 13, 2002)* (excluding a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value);

- *Virginia Capital Bancshares (January 16, 2001)* (excluding a proposal that the board hire an investment bank to evaluate means to improve stock value, including sale of the company);

- *Vista Bancorp, Inc. (January 22, 2001)* (excluding a proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp, including a sale or merger);

- *Bowl America, Inc. (Sept. 19, 2000)* (excluding a proposal calling for the board to retain an investment banker to recommend ways to enhance shareholder value);

- *Marsh Supermarkets, Inc. (May 8, 2000)* (excluding a proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company);

- *NACCO Indust., Inc. (March 29, 2000)* (excluding a proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company appeared to relate in part to non-extraordinary transactions);

- *Sears, Roebuck and Co. (February 7, 2000)* (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company);

- *Bel Fuse, Inc. (April 24, 1991)* (excluding a proposal calling for the hiring of an investment banking firm to explore alternatives for maximizing stockholder value);

- *The Statesman Group, Inc. (March 22, 1990)* (excluding a proposal relating to a restructuring of the company, so as to maximize shareholder value, with the assistance of investment bankers); and

- *Integrated Circuits Inc. (December 27, 1988)* (excluding a proposal relating to the engagement of an investment banker to make recommendations to maximize shareholder value).

We are aware of instances in which the Staff has taken the position that the sale of the company or a line of business is an extraordinary event, and thus shareholder proposals relating thereto may not be omitted from the subject company's proxy materials. For example, in *Allegheny Valley Bancorp, Inc. (January 3, 2001)* the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in *Allegheny Valley Bancorp* called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the Company to the highest bidder." See also, *Bergen Brunswig Corporation (December 6, 2000)* (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig Corporation to the highest bidder, not excludable), *The Student Loan Corporation (March 18, 1999)* (proposal to hire investment banker to explore all alternatives to enhance the value of the company including a sale, merger or premium tender offer share repurchases, not excludable).

The Proposal at issue here can be distinguished from *Allegheny Valley Bancorp, Bergen Brunswig,* and *The Student Loan Corporation* because the present Proposal does not seek a particular extraordinary corporate transaction. Unlike the proposals in these no-action letters, the Proposal is not focused on an extraordinary corporate transaction, but on the ordinary business matter of enlisting an investment banker to explore alternatives to enhance shareholder value. As discussed above, numerous no-action letters reflect the Staff's view that proposals related to hiring advisers to counsel a board of directors on "strategic alternatives" are generally regarded as relating to non-extraordinary matters and are considered part of the registrant's ordinary business.

The Company respectfully submits that the Proposal at hand is clearly more similar to the proposals set forth in *First Charter Corp., Medallion Financial Corp., BKF Capital Group, Inc., Telular Corporation, Archon Corporation, Lancer Corporation, Virginia Capital Bancshares, Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO, Sears, Roebuck and Co., Bel Fuse, Inc., Statesman Group, Inc*, and *Integrated Circuits Inc.* where the Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of such companies' ordinary business operations: hiring an investment banker to "maximize stockholder value." Each of these proposals, and the instant Proposal, share a common demand: to require the board of directors of the respective companies to hire a third party to assess and/or maximize or enhance the value of the companies. Therefore, the Company sees no basis for distinguishing between the foregoing proposals calling for the hiring of an investment banking firm to assist and advise a board of directors to enhance shareholder value, and the instant Proposal requiring the Board of Directors to engage an investment banking firm to "evaluate alternatives to enhance shareholder value including but not limited to a merger or outright sale of the Company." In each case, the proposals relate to the ordinary business operations of the subject company. Choosing to retain an investment banker as an adviser or consultant on matters of general business strategy (i.e. to determine Deckers' value or enhance such value) is a non-extraordinary transaction incident to the Board's managerial and supervisory decisions concerning the development, implementation, and oversight of business strategies designed to enhance Deckers' financial performance and market value, functions the Board takes very seriously. The responsibility of making such decisions is so essential and fundamental to the core functions of the Board and so regularly carried out on an ongoing basis, it must be considered part of Deckers' ordinary business operations.

In summary, a review of no-action letters in this area shows that the Staff has made an important distinction between proposals requesting the board of directors or management to hire an investment banker (or take other action) to proceed with a specific extraordinary transaction (which proposals may not be omitted in reliance on subsection (i)(7)), and those proposals which call on a board of directors or management to hire an investment banker (or proceed with some other action) to assist in enhancing shareholder value in a general way (which proposals may be omitted in reliance on subsection (i)(7)). We respectfully submit the instant Proposal falls into this latter category.

Based on the foregoing discussion, Deckers believes that the Proposal may properly be omitted from its 2006 proxy materials pursuant to Rule 14a-8(i)(7). Deckers respectfully requests the Staff confirm that it will not recommend enforcement if the Proposal is omitted from the 2006 proxy materials. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (805) 879-1811.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Joseph E. Nida
for SHEPPARD MULLIN RICHTER & HAMPTON LLP

Enclosure

cc: Mr. Tim Mann
Mr. Chris Mann
Kahala Keys Pty. Ltd.
Douglas B. Otto
Angel Martinez
M. Scott Ash
Deckers Outdoor Corporation
Erin K Chrislock, Esq.
Sheppard, Mullin, Richter & Hampton LLP

W02-LA:1SLL2\70906252.2

Exhibit A


KAHALA KEYS

Company Secretary
Deckers Outdoor Corporation
495-A South Fairview Ave
Goleta, CA 93117
United States

6 December 2005

Dear Sir,

We wish to notify Deckers Outdoor Corporation ("the Company") of our desire to include a proposal in the proxy statement for the Company's 2006 annual general meeting, pursuant to the Bylaws of the Company and SEC rules. We note that a December 14, 2005 cut-off date applies to proposals.

We confirm that we comply with Rule 14a-8 of the *Securities Exchange Act of 1934*, having held at least $2,000 of the Company's securities for at least one year by the date we have submitted the proposal (we can provide documentary evidence to support this if required). We intend to continue holding the securities through the date of the meeting of shareholders.

The proposal, including an accompanying supporting statement, not exceeding 500 words, is listed below between the bolded lines.

The Proposal (To Appear on the 2006 AGM Proxy Statement)

RESOLVED: That the stockholders of Deckers Outdoor Corporation, assembled at the 2006 annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Deckers Outdoor Corporation.

Supporting Statement

The proposal reflects our view that Deckers Outdoor Corporation ("Deckers") has been fundamentally undervalued by the public market. We believe that greater value can be generated for stockholders at the present time through a sale of the company.

It is our intention that a vote in support of the proposal will lead to a full and transparent mechanism for the Board to test the fair market value for Deckers' portfolio of outstanding footwear brands. We would like to see stockholders presented with an opportunity to realize fair value for their investment.

KAHALA KEYS
Telephone: +61 2 9960 4412
Email: kahalakeys@yahoo.com
PO Box N102 Grosvenor Place, Sydney NSW 1220, AUSTRALIA

Exhibit A


KAHALA KEYS

Approval of the proposal will **not** create any obligation for stockholders inferior offers for the company. All stockholders will have th[illegible] the merits of any formal and proposed sale transaction at the appropriate t

Like many other stockholders, we have been extremely frustrated that the public market has not fully appreciated the quality of Deckers' prospects. At times during the last year, Deckers has been trading on a P/E multiple at the bottom of the publicly-listed footwear sector in the US. This has caused an unacceptably low stock price and disadvantaged shareholders who were required to exit their investment in the public market, in our view. We also believe the low stock price has also significantly reduced the attractiveness of raising fresh equity to finance further acquisitions or internal growth projects.

We believe that a potential buyer of the company could come from the ranks of publicly-listed footwear companies or private equity players, among others. Consolidation of the global footwear sector is not a new theme and we are conscious of the opportunity for a public (or private) footwear company to extract significant synergies from an acquisition of Deckers.

It is important that Deckers' stockholders direct their Board to initiate the process to solicit offers for the company. This sends an important signal to potential purchasers that reasonable offers will be considered.

Prior to drafting our proposal, we contacted several private equity firms about the possibility of a "going private" transaction involving Deckers. These firms are global players and have the resources, expertise and reputation to fund Deckers' growth and international expansion. However, several firms wanted to know whether the company had initiated a sale process.

We encourage you to vote for the proposal. We feel strongly that the Board owes a fiduciary duty to all stockholders to act in their best interests and maximize the value of their investment.

For further information, please contact Tim Mann or Chris Mann, Directors of Kahala Keys Pty Ltd, by email at kahalakeys@yahoo.com.

Yours sincerely,

/s/ Tim Mann, Director

KAHALA KEYS
Telephone: +61 2 9960 4412
Email: kahalakeys@yahoo.com
PO Box N102 Grosvenor Place, Sydney NSW 1220, AUSTRALIA

Exhibit A


KAHALA KEYS

/s/ Chris Mann, Director

From: Tim Mann [mailto:kahalakeys@yahoo.com]
Sent: Thursday, February 02, 2006 7:43 AM
To: CFLETTERS
Subject: Deckers Outdoor Corporation- Proposal for 2006 Proxy Materials

Attn: Office of General Counsel, Securities & Exchange Commission

Re: Deckers Outdoor Corporation- Proposal for 2006 Proxy Materials

Dear Sir,

I am seeking confirmation as to whether the Office of General Counsel has received my e-mail correspondence of 27 January 2006, regarding a Proposal for Deckers Outdoor Corporation's 2006 Proxy Materials.

Kahala Keys Pty Ltd would like to reiterate its opinion that the Proposal merits inclusion in the 2006 Proxy Materials. We would also respectfully request that the Securities & Exchange Commission re-files our Proposal together with our supporting statement. Previously, Deckers' letter of 17 January 2006 did not include our full supporting statement.

Hard copies of our letter have already been mailed to th e Office of General Counsel, together with one copy to Deckers Outdoor Corporation.

Yours sincerely,

Tim Mann

Director
Kahala Keys Pty Ltd
PO Box N102
Grosvenor Place
Sydney NSW 1220
AUSTRALIA

Tel: (+61 2) 9960 4412
E-mail: kahalakeys@yahoo.com


KAHALA KEYS

January 26, 2006

Attn: Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A

Re: Deckers Outdoor Corporation — Shareholder Proposal

Ladies and Gentlemen:

We are submitting this letter and the enclosed materials on behalf of Kahala Keys Pty Ltd, a private Australian company, in response to the letter from Sheppard Mullin Richter & Hampton LLP, on behalf of Deckers Outdoor Corporation ("Deckers"), dated January 17, 2006.

Deckers is seeking to omit our shareholder proposal (the "Proposal") from its 2006 proxy materials under Rule 14a-8(i)(7) of the *Securities Exchange Act of 1934*, as amended.

We are writing to you to request that the Securities and Exchange Commission grant an enforcement action if Deckers omits the Proposal and Supporting Statement (the "Supporting "Statement") from its 2006 proxy materials.

It has also come to our attention that the Supporting Statement included in the "Public Reference Copy" of materials filed by the Securities and Exchange Commission (dated 19 January, 2006) is not complete. A full and complete copy of our Supporting Statement is included with this letter ("Exhibit A"). **We respectfully request that the original filing be amended to include a complete copy of the Supporting Statement so that it can be widely circulated and accessed by the public.**

The Proposal states:

"RESOLVED: That the stockholders of Deckers Outdoor Corporation, assembled at the 2006 annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Deckers Outdoor Corporation."

Basis For An Enforcement Action Against Deckers If Proposal Omitted From Proxy Materials

We do not believe that the proposal can be excluded under Rule 14a-8(i)(7) on the following grounds:

- The Proposal does not "deal with a matter relating to the company's ordinary business operations";
- The Proposal refers to a specific, extraordinary, and significant corporate transaction, namely a merger or sale of the company, that has very meaningful consequences for the current owners of the company;

KAHALA KEYS
Telephone: +61 2 9960 4412
Email: kahalakeys@yahoo.com
PO Box N102 Grosvenor Place, Sydney NSW 1220, AUSTRALIA


KAHALA KEYS

- The Proposal involves the recruitment of a third party with specialist skills and expertise in undertaking merger and/or sale transactions, namely an Investment Banker;

- The Supporting Statement provides important context to the Proposal. The Supporting Statement makes clear that the 'spirit and substance' of the Proposal is for a merger or a sale of the company.

- The Proposal contains identical wording to a proposal used in the Definitive Proxy Statement of Huntington Bancshares Inc. filed on March 12, 2001, which dealt with a sale or merger of that company.

Based on the above reasons, we believe that the Proposal may not be omitted from Deckers' 2006 proxy materials pursuant to Rule 14a-8(i)(7).

If you have any questions or need any additional information with regard to the enclosed or foregoing, please contact the undersigned at (+61 2) 9960 4412 or at kahalakeys@yahoo.com

We file herewith six copies of the proposal, and enclose six copies of this letter.

Yours sincerely,

Tim Mann, Director

Chris Mann, Director

Enclosure

cc: M. Scott Ash
Deckers Outdoor Corporation


KAHALA KEYS

Exhibit A

The Proposal

RESOLVED: That the stockholders of Deckers Outdoor Corporation, assembled at the 2006 annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Deckers Outdoor Corporation.

KAHALA KEYS
Telephone: +61 2 9960 4412
Email: kahalakeys@yahoo.com
PO Box N102 Grosvenor Place, Sydney NSW 1220, AUSTRALIA


KAHALA KEYS

Exhibit A (cont.)

Supporting Statement

The proposal reflects our view that Deckers Outdoor Corporation ("Deckers") has been fundamentally undervalued by the public market. We believe that greater value can be generated for stockholders at the present time through a sale of the company.

It is our intention that a vote in support of the proposal will lead to a full and transparent mechanism for the Board to test the fair market value for Deckers' portfolio of outstanding footwear brands. We would like to see stockholders presented with an opportunity to realize fair value for their investment.

Approval of the proposal will **not** create any obligation for stockholders to accept inferior offers for the company. All stockholders will have the opportunity to evaluate the merits of any formal and proposed sale transaction at the appropriate time.

Like many other stockholders, we have been extremely frustrated that the public market has not fully appreciated the quality of Deckers' prospects. At times during the last year, Deckers has been trading on a P/E multiple at the bottom of the publicly-listed footwear sector in the US. This has caused an unacceptably low stock price and disadvantaged shareholders who were required to exit their investment in the public market, in our view. We also believe the low stock price has also significantly reduced the attractiveness of raising fresh equity to finance further acquisitions or internal growth projects.

We believe that a potential buyer of the company could come from the ranks of publicly-listed footwear companies or private equity players, among others. Consolidation of the global footwear sector is not a new theme and we are conscious of the opportunity for a public (or private) footwear company to extract significant synergies from an acquisition of Deckers.

It is important that Deckers' stockholders direct their Board to initiate the process to solicit offers for the company. This sends an important signal to potential purchasers that reasonable offers will be considered.

Prior to drafting our proposal, we contacted several private equity firms about the possibility of a "going private" transaction involving Deckers. These firms are global players and have the resources, expertise and reputation to fund Deckers' growth and international expansion. However, several firms wanted to know whether the company had initiated a sale process.

We encourage you to vote for the proposal. We feel strongly that the Board owes a fiduciary duty to all stockholders to act in their best interests and maximize the value of their investment.

For further information, please contact Tim Mann or Chris Mann, Directors of Kahala Keys Pty Ltd, by email at kahalakeys@yahoo.com.

Yours sincerely,

/s/ Tim Mann, Director
/s/ Chris Mann, Director

KAHALA KEYS
Telephone: +61 2 9960 4412
Email: kahalakeys@yahoo.com
PO Box N102 Grosvenor Place, Sydney NSW 1220, AUSTRALIA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Deckers Outdoor Corporation
Incoming letter dated January 17, 2006

The proposal requests that the board of directors immediately engage the services of an investment banking firm to evaluate the alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Deckers.

There appears to be some basis for your view that Deckers may exclude the proposal under rule 14a-8(i)(7), as relating to Deckers' ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Deckers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin
Special Counsel